SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Chipotle Mexican Grill, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________

Dear Chipotle Shareholder:

We urge you to vote FOR Proposal 5 – Independent Chair and Proposal 6 – Report on Employment-Related Arbitration, at the Chipotle Mexican Grill, Inc. annual shareholders’ meeting on May 19, 2020. These resolutions both encourage the Board to adopt changes that will improve the company’s governance, increase transparency for shareholders, and ensure that the Board is able to independently vet key elements of company strategy, including its approach to human capital management. The company’s April 21, 2020 agreement with the U.S. Department of Justice to pay the largest-ever fine in a food safety case underscores the risks that oversight failures pose to investors and other stakeholders.1

Particularly in light of the ongoing Covid-19 pandemic, Chipotle’s past failures in ensuring proper food safety practices in its restaurants make it especially important that the company convince customers, regulators, and employees that it is taking all steps necessary to ensure compliance with best practices in food safety. Unfortunately, despite the adoption of a suite of changes to restaurant operations since 2015, reports over the past year indicate that both formal and informal incentives exist that induce restaurant managers to diverge from best practices and put employees, customers, and Chipotle’s reputation at risk. By supporting these two resolutions, Chipotle shareholders will indicate their support for proactive and transparent Board oversight of human capital management, helping to ensure a future of sustainable, long-term growth in shareholder value.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Chipotle shareholders.

Committing to an Independent Chair Will Reduce the Board’s Deference to the CEO

When founder, former CEO, and former Chairman Steve Ells stepped down as Chairman in early March, the Chipotle Board had an opportunity to institutionalize Board independence and accountability by formalizing the separation of the Chairman and CEO roles that began in 2017 when Mr. Ells resigned as CEO. Instead, the Board reverted to its past practice by appointing CEO Brian Niccol as Chairman, despite both the considerable evidence that an independent board chair improves oversight and performance, and Chipotle’s own history of CEO-dominance and inadequate Board supervision.

A 2012 GMI study found that companies with independent board chairs paid less in CEO compensation and were less likely to be rated “aggressive” in GMI’s Accounting and Governance Risk model. Five-year shareholder returns at companies that separated the CEO and chair roles also outperformed companies with a unified structure by 28%, the study found.2 Additionally, an independent chair may promote more effective management of change and dissent. A 2011 study concluded that retaining a prior CEO as board chair suppresses strategic change and makes large performance improvements less likely.3 In a recent survey by PwC, 57% of directors at companies with a combined CEO Chair responded that “it is difficult to voice a dissenting view” in the boardroom, compared to only 41% of directors at companies
[1]	https://www.justice.gov/usao-cdca/pr/chipotle-mexican-grill-agrees-pay-25-million-fine-resolve-charges-stemming-more-1100
[2]	Noam Noked, “The Costs of a Combined Chair/CEO,” The Harvard Law School Forum on Corporate Governance July 13, 2012.
[3]	Timothy A. Quigley and Donald C. Hambrick, “When the Former CEO Stays on as Board Chair: Effects on Successor Discretion, Strategic

Change, and Performance” Strategic Management Journal, 33: 834–859, DOI: 10.1002/smj.1945, July 2012

that split these leadership positions.4 Numerous leading corporate governance advocates, including Norges Bank, CalPERS, and the Council of Institutional Investors, all favor independent board chairs.

Independent board leadership would be particularly constructive at Chipotle, given both the Board’s history of excessive deference toward the company’s CEOs, and its continued struggles with food-borne illness. For instance, from 2009-2016, Chipotle maintained the unusual practice of having two CEOs, both of whom were paid comparably to sole CEOs. In 2014, Chipotle shareholders cast 77% of the vote against approving the company’s “Say on Pay” resolution, but despite such overwhelming opposition, the co-CEO structure did not end until December 2016, after the company’s operations and earnings had been hit by repeated outbreaks of food-borne illnesses in its restaurants. These outbreaks nevertheless continued: A 2018 outbreak in Ohio was the largest yet, sickening hundreds, and officials identified a type of bacterium found in food stored at the wrong temperature as the culprit.5 In April 2019, Chipotle disclosed receiving several subpoenas from U.S. federal prosecutors related to that outbreak and others, leading to a 5% stock price drop.6 On April 21, 2020, the company agreed to pay a $25 million fine to settle criminal charges related to food-borne illnesses that sickened over 1,000 people between 2015-2018.7 More robust Board oversight could help keep food safety a high priority, including ensuring that compensation incentives do not encourage cost reductions or human capital management practices that undermine food safety objectives.

A Report on Employment-Related Arbitration Would Provide Shareholders with Valuable Insight into Human Capital Management Practices

Mandatory arbitration precludes employees from suing in court for wrongs like wage theft, discrimination, and harassment, and requires them to submit to private arbitration, which has been found to favor companies and discourage claims. Sexual harassment is an urgent concern in the fast food industry – a 2016 study found that 40% of female fast-food employees had been sexually harassed.8 Additionally, wage theft from low-wage employees is widespread; a study estimated that wage theft costs low-wage workers in three large U.S. cities $3 billion per year.9

Moreover, prospective employees are rarely if ever informed of mandatory arbitration provisions to their employment agreement until after they have agreed to take the job, and often have been working for several days before being asked to sign documents acknowledging the arbitration requirement. As a result, employees who have been denied the right to pursue an employment-related dispute in court will unsurprisingly perceive that denial as unfair, undermining morale and engagement. Unfortunately, the Chipotle Board seems not to recognize the involuntary nature of these “agreements,” as the proxy statement includes the question-begging assertion that “management is in the best position to assess which forum is most suitable based on the specific facts and circumstances of each matter.” No fair process of dispute resolution grants one party the unilateral authority to determine all pertinent aspects of that process.

4 PwC’s 2019 Annual Corporate Directors Survey, pg. 8

5 Scott Neuman, “Chipotle to Retrain Employees After Latest Outbreak of Food Poisoning” NPR, August 17, 2018

[6]	https://www.reuters.com/article/us-chipotle-foodsafety/latest-subpoena-sours-chipotles-quarterly-beat-idUSKCN1S11I8
[7]	https://www.sec.gov/ix?doc=/Archives/edgar/data/1058090/000119312520113342/d909015d8k.htm
[8]	https://www.eater.com/2016/10/7/13203590/female-fast-food-workers-sexual-harassment
[9]	See https://www.supremecourt.gov/opinions/17pdf/Dissent, at 26- 27

Additionally, while the Board claims that arbitration can provide “benefits to all parties utilizing arbitration to resolve employment-related disputes, including privacy, speed of resolution, the informal nature of the proceeding and location and the fact that the complainant is not required to testify in a public court,” recent evidence strongly suggests that in fact, mandatory arbitration does not provide any benefits in terms of speed or cost. Indeed, maintaining the right to have a case heard in court does not in any way limit or discourage a person who prefers to resolve a dispute privately. Like other companies that utilize mandatory arbitration, including Uber and Postmates, Chipotle has found that the costs of arbitrating hundreds of individual cases are daunting even before any adverse decisions are handed down.10 Indeed, Chipotle asked a federal judge to halt the filing of arbitration cases, claiming that the large number and associated costs of such cases threatened the company with “irreparable harm”; the court declined the company’s motion, deeming it “unseemly.”11 Actually knowing whether Chipotle employees have used arbitration to efficiently resolve disputes, or if they have simply been deterred from seeking an equitable resolution by the one-sided arbitration process, requires disclosure of precisely the information requested by this proposal. Chipotle managers in New York and California have been subject to lawsuits alleging incidents of assault, violence, and sexual harassment, including the December 2019 settlement of a sexual harassment and retaliation lawsuit brought by the Equal Employment Opportunity Commission (EEOC).12

Finally, it is worth noting the widespread and bipartisan support for ending this practice: A bill to end mandatory arbitration of sexual harassment claims passed in the U.S. House of Representatives in September 2019, and 56 state and territorial attorneys general voiced support for it. California recently passed legislation banning mandatory arbitration agreements as a condition of employment, and Washington state enacted a law in 2018 invalidating contracts requiring arbitration of sexual harassment or assault claims. While the California law has been stayed by a federal court, the considerable opposition to this practice only increases the likelihood of reputational damage to companies that utilize it. Adoption of this resolution would provide shareholders with otherwise unavailable information to evaluate this risk.

Poorly conceived incentives and audit system leave restaurant customers and employees at risk

The importance of improving Board independence and human capital management practices at Chipotle was reinforced earlier this year by the publication of a National Consumer League (“NCL”) report on the company’s New York City restaurants.13 This report found multiple instances of restaurant managers compromising the health and safety of both customers and employees by pressuring sick workers to come into work, providing inadequate training for new workers, instructing workers to forgo required safety and cleaning procedures such as handwashing to increase throughput, and retaliating against workers (for instance, by reducing scheduled hours) who use sick leave. Beyond being worrisome in their own right, the incidents captured in the report strongly suggest that despite Chipotle’s policy changes since 2015, there continue to be powerful incentives in place at the restaurant level that induce managers to focus on financial performance at the expense of food safety compliance, including a bonus

us-otc-massarb/after-postmates-again-balks-at-arbitration-fees-workers-seek-contempt-order-idUSKBN1Y62E8

11 Michael Hiltzik, “Chipotle may have outsmarted itself by blocking thousands of employee lawsuits over wage theft” LA Times, January 4, 2019.

12 December 4, 2019. U.S. Equal Employment Opportunity Commission. “Chipotle to Pay $95,000 to Settle EEOC Sexual Harassment and Retaliation Lawsuit.” https://www.eeoc.gov/eeoc/newsroom/release/12-3-19a.cfm

[13]	https://myfastfoodstory.org/wp-content/uploads/2020/02/UnsavoryReport_Digital03.pdf structure whereby managers can earn up to an additional 25% of base pay by meeting performance goals that include reducing labor costs and increasing throughput, creating a highly pressurized work environment and a reason for managers to pressure workers to work sick instead of using paid sick days. Combined with what the report described as an ineffective food safety audit system and high worker turnover, this bonus program may incentivize managers to meet productivity goals by cutting corners on food safety or by violating worker protection laws.

Given the critical attention the Covid-19 pandemic has drawn to workplace health and safety practices, employer sick-leave policies, and the difficulties of ensuring compliance at the ground level, Chipotle’s past struggles with food-safety make the company particularly vulnerable to the reputational risk stemming from practices like those described in the NCL report. Shareholders have every reason to support independent Board leadership and effective human capital management practices in order to mitigate that risk.

We urge you to Vote FOR Proposal 5 and Proposal 6 at Chipotle’s annual meeting on May 19, 2020.

Sincerely,

Dieter Waizenegger
Executive Director

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.